03010822

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 7 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.	**CIK # 0000314643**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
FOR 2/27/03 **Form 8-K to be filed no later than February 28, 2003**	~~333-71026~~ 333-72879
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on February 27, 2003.

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

By: /s/ Thomas G. Lehmann
Thomas G. Lehmann
First Vice President and
Sr. Counsel

PROCESSED
MAR 0 3 2003
THOMSON FINANCIAL

DOCSSF1:665937. 1

EXHIBIT INDEX

	Exhibit	
P	99.7	Certain Computational Materials Prepared by the Underwriter in Connection with Washington Mutual Mortgage Securities Corp. Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2003-MS3. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

CMO Desk

Yields Given Prices Report WAMMS03-3G1AR8 30 year 5.8's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 02/18/2003 16:18:56

Bond: A4 Balance: 45,571,443 Coupon: 5.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 2/01/2003
Settlement Date: 2/28/2003 WHOLE 30 year WAC: 6.40 WAM: 358.00

Months 480	PSA 100	PSA 300	PSA 325	PSA 350	PSA 375	PSA 500	PSA 1000
101- 0	5.68	5.64	5.64	5.64	5.63	5.62	5.44
101- 2	5.67	5.64	5.63	5.63	5.63	5.61	5.42
101- 4	5.67	5.63	5.62	5.62	5.62	5.60	5.41
101- 6	5.66	5.62	5.62	5.61	5.61	5.59	5.39
101- 8	5.65	5.61	5.61	5.60	5.60	5.58	5.37
101-10	5.65	5.60	5.60	5.60	5.59	5.57	5.35
101-12	5.64	5.60	5.59	5.59	5.58	5.57	5.34
101-14	5.63	5.59	5.58	5.58	5.58	5.56	5.32
*101-16	5.63	5.58	5.58	5.57	5.57	5.55	5.30
101-18	5.62	5.57	5.57	5.56	5.56	5.54	5.29
101-20	5.61	5.56	5.56	5.55	5.55	5.53	5.27
101-22	5.61	5.56	5.55	5.55	5.54	5.52	5.25
101-24	5.60	5.55	5.54	5.54	5.53	5.51	5.23
101-26	5.59	5.54	5.54	5.53	5.53	5.50	5.22
101-28	5.59	5.53	5.53	5.52	5.52	5.49	5.20
101-30	5.58	5.52	5.52	5.51	5.51	5.48	5.18
102- 0	5.58	5.52	5.51	5.51	5.50	5.48	5.17
AVG LIFE	15.42	10.91	10.60	10.32	10.07	9.02	4.09
DURATION	9.57	7.70	7.55	7.42	7.30	6.77	3.56
FIRST PAY	3/08	3/08	3/08	3/08	3/08	3/08	8/06
LAST PAY	12/32	12/32	12/32	12/32	12/32	12/32	4/08

CMO Desk

Yields Given Prices Report WAMMS03-3PRE 30 year 5.8's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 02/26/2003 16:09:37

Bond: INT Balance: 10,000,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 2/01/2003
Settlement Date: 2/28/2003 WHOLE 30 year WAC: 6.40 WAM: 358.00

Months 480	PSA 100	PSA 150	PSA 200	PSA 300	PSA 500	PSA 750	PSA 1000
98- 0	5.713	5.741	5.776	5.859	6.006	6.159	6.289
98- 8	5.691	5.714	5.744	5.814	5.939	6.069	6.179
98-16	5.668	5.687	5.712	5.769	5.872	5.979	6.070
98-24	5.645	5.661	5.680	5.725	5.805	5.889	5.960
99- 0	5.623	5.634	5.648	5.680	5.739	5.800	5.851
99- 8	5.600	5.607	5.616	5.636	5.673	5.710	5.743
99-16	5.578	5.581	5.584	5.592	5.607	5.622	5.634
99-24	5.556	5.554	5.553	5.548	5.541	5.533	5.526
*100- 0	5.533	5.528	5.521	5.504	5.475	5.444	5.419
100- 8	5.511	5.502	5.490	5.461	5.409	5.356	5.311
100-16	5.489	5.475	5.458	5.417	5.344	5.269	5.204
100-24	5.467	5.449	5.427	5.374	5.279	5.181	5.098
101- 0	5.445	5.423	5.396	5.331	5.214	5.094	4.991
101- 8	5.423	5.397	5.365	5.288	5.149	5.007	4.885
101-16	5.402	5.372	5.334	5.244	5.085	4.920	4.780
101-24	5.380	5.346	5.303	5.202	5.021	4.833	4.674
102- 0	5.358	5.320	5.272	5.159	4.956	4.747	4.569
AVG LIFE	18.17	13.85	10.74	7.04	4.38	3.15	2.54
DURATION	11.22	9.46	7.91	5.69	3.80	2.82	2.32
FIRST PAY	10/20	6/16	6/13	12/09	5/07	3/06	8/05
LAST PAY	11/21	7/17	4/14	6/10	8/07	5/06	9/05

CMO Desk | **Deal Summary Report** | **WAMMS03-3PRE 30 year 5.8's**

Date:02/26/2003 16:24:28
Closing Date: 2/28/2003
First Pay: 3/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 30 year Pricing Speed: 300 PSA
WAC:6.40 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
SEQ	96,029,402.00	5.75000	3/03-12/32	4.85		0.00						17.58
A1	300,000,000.00	5.75000	3/03-12/09	3.23		0.00						54.94
IO	434,782.61	5.75000	12/09- 6/10	7.04		0.00						0.08
INT	10,000,000.00	5.50000	12/09- 6/10	7.04		0.00						1.83
LCF	70,713,580.00	5.75000	6/10-12/32	11.39		0.00						12.95
NAS	52,971,443.00	5.75000	3/08-12/32	10.91		0.00						9.70
Sub	16,382,920.00	5.75000	3/03-12/32	10.37		0.00			"Sub. Bond, 3.00 percen			3.00
Tot: 7	546,097,345	5.74542		5.60								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	546.097	5.750	PSA 300	358	2	2355.045	6.400
# 1	546.097	5.7500		358.0	2.0	2355.045	

Yield Curve

Yr	1.93	4.89	9.64	28.64
Yld	2.889	4.098	4.841	5.459

Indices

1ML
1.340